Exhibit 17.6

5960 West Parker Road
Suite 278 PMB 279
Plano, TX 75093

September 26, 2007

Mr. Brian Bonar, Chairman
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 210
San Diego, CA 92123

Dear Mr. Bonar:

This is to confirm my resignation from the Board of Directors of Dalrada Financial Corporation effective this date.

Sincerely,

/s/ Stanley A. Hirschman

Stanley A. Hirschman